SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FINAL AMENDMENT

LAZARD ALTERNATIVE EMERGING MARKETS 1099 FUND
(FKA LAZARD ALTERNATIVE STRATEGIES 1099 FUND)
(Name of Issuer)

LAZARD ALTERNATIVE EMERGING MARKETS 1099 FUND

(FKA LAZARD ALTERNATIVE STRATEGIES 1099 FUND)

(Name of Person(s) Filing Statement)

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

John R. Reinsberg
Lazard Alternative Emerging Markets 1099 Fund

30 Rockefeller Plaza
New York, New York 10112 - 6300
(212) 632-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Kenneth S. Gerstein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022
(212) 756-2533

December 26, 2014

(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $10,000,000.00 (a)             Amount of Filing Fee: $1,162.00 (b)

(a)        Calculated as the aggregate maximum purchase price for Shares.

(b)        Calculated at $116.20 per $1,000,000 of the Transaction Valuation.

[_]        Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ________________________

Form or Registration No.: ________________________

Filing Party: __________________________________

Date Filed: ___________________________________

[_]        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]        third-party tender offer subject to Rule 14d-1.

[X]        issuer tender offer subject to Rule 13e-4.

[_]        going-private transaction subject to Rule 13e-3.

[_]        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on December 26, 2014, by Lazard Alternative Emerging Markets 1099 Fund (fka Lazard Alternative Strategies 1099 Fund) (the "Fund") in connection with an offer by the Fund to purchase up to $10,000,000 of shares of beneficial interest in the Fund ("Shares") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on December 26, 2014.

This is the final amendment to the Statement and it is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 12:00 midnight, Eastern Time, on January 26, 2015.

2. The Valuation Date of the Shares tendered pursuant to the Offer was March 31, 2015.

3. $4,790,116.62 in Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAZARD ALTERNATIVE
EMERGING MARKETS 1099 FUND

(FKA LAZARD ALTERNATIVE STRATEGIES 1099 FUND)

By:	/s/John R. Reinsberg
Name: John R. Reinsberg
Title: Principal Manager

May 18, 2015